UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

For the month of July, 2007

STRATA OIL & GAS INC.

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(Registrant’s Name)

918 16th Avenue NW, Suite 408

Calgary, Alberta, Canada, T2M 0K3

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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]

Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Stock Split

At the Annual and Special Meeting of the Company’s shareholders held on July 13, 2007 at Suite 1200 - 750 West Pender, Vancouver, British Columbia at 9:00 am Pacific Time, a majority of the Company’s shareholders voted in favor of all of the items on the meeting agenda including splitting the Company’s stock. Our Board of Directors is in the process of determining the split ratio that is in the best interests of our shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

STRATA OIL & GAS INC.

By: /s/ Manny Dhinsa

Name:

Manny Dhinsa

Title:

President

Date:    July 23, 2007